January 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BNC Bancorp
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-162641

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BNC Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-162641), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Jean C. Brooks of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. at (828) 295-0577 or (336) 271-3171.

Thank you for your assistance in this matter.

Sincerely,

/s/ David B. Spencer
David B. Spencer
Chief Financial Officer

831 JULIAN AVENUE  —  P.O. BOX 1148  —  THOMASVILLE, NORTH CAROLINA 27361-1148  —  (336) 476-9200